SECURITIE[illegible] ON

09056106

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safdie Investment Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gilman — (212) 457-8632 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safdie Investment Services Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

David A Gilman
Signature

Vice President
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of New York
County of New York } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ~~________~~
2 ~~________~~
3 ~~________~~
4 ~~________~~
5 ~~________~~
6 ~~________~~
7 ~~________~~
8 ~~________~~

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and ~~sworn to~~ (or affirmed) before me this 26 (Date) day of February (Month), 2009 (Year), by

(1) David Gilman
Name of Signer(s)

(2) ________
Name of Signer(s)

JENNIFER R DIAZ
Notary Public - State of New York
NO. 01DI6177925
Qualified in New York County
My Commission Expires 11/19/2011

Place Notary Seal Above

Jennifer R. Diaz (Yang)
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: None Number of Pages: 2

Signer(s) Other Than Named Above: ________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SAFDIÉ INVESTMENT SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
SAFDIÉ Investment Services Corp.

We have audited the accompanying statement of financial condition of SAFDIÉ Investment Services Corp. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SAFDIÉ Investment Services Corp. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2009

SAFDIÉ Investment Services Corp.

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	809,989
Cash segregated pursuant to Federal regulations		625,549
Investment in Financial Partners Capital Management		1,141,957
Receivables from clearing brokers		1,394,543
Securities owned, at fair value		865,058
Receivable from customers		260,325
Fixed assets, net of accumulated depreciation of $775,741		102,961
Prepaid expenses		47,930
Security deposits		28,286
Accounts receivable		354,862
Other assets		2,522
Total assets	$	5,633,982
Liabilities and stockholder's equity		
Liabilities:		
Payables to customers	$	41,866
Accrued expenses		1,060,441
Other liabilities		1,278
Total liabilities		1,103,585
Stockholder's equity:		
Common stock (100 shares authorized, issued and outstanding, $0.01 par value)		1
Additional paid-in capital		24,700,393
Accumulated deficit		(20,169,997)
Total stockholder's equity		4,530,397
Total liabilities and stockholder's equity	$	5,633,982

See accompanying notes to financial statements.

1. Organization

SAFDIÉ Investment Services Corp., (the "Company") is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC. National Financial Services LLC is referred to as the "clearing broker". However, as of December 31, 2008, the Company continues to carry customer positions in certain mutual funds on an omnibus basis.

The Company is owned by Multifinance SA, a subsidiary of Banque Safdié SA of Geneva, Switzerland. The Company is wholly dependent on the continued support of Multifinance SA.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned, at Fair Value and Valuation

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Significant Accounting Policies (continued)

Securities Owned, at Fair Value and Valuation (continued)

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Fund in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in

2. Significant Accounting Policies (continued)

Securities Owned, at Fair Value and Valuation (continued)

its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Fund's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Fair value for many cash and OTC contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency

2. Significant Accounting Policies (continued)

Valuation Techniques (continued)

Government Bonds (continued)

basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Revenue Recognition

Customers' securities transactions are reported on a settlement date basis with commission income and profits from riskless principal transactions and the related expenses reported on a trade date basis.

Securities transactions and related expenses are recorded on a trade–date basis. Securities owned and securities sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation and depreciation reflected in principal transactions on the statement of operations. The Company typically transacts riskless principal trades with customers.

Mutual fund distribution fees are based on the amount of customer funds deposited. Account maintenance, wire transfer and other fees are charged to customer accounts based on contractual terms or as the service is provided. All fee income is recorded on an accrual basis in the statement of operations.

Investment management fees are based upon the value of the customers' assets under management. Customers are charged quarterly based on contractual terms. All fee income is recorded on an accrual basis in the statement of operations.

2. Significant Accounting Policies (continued)

Equity Method for Investments

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FASB Interpretation No. 46R *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised ("FIN 46R").* The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. At December 31, 2008, the Company has no variable interest entities in which it is the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock ("APB 18").* This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent (Note 9).

Property and Equipment

Furniture and fixtures, computer equipment and computer software, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over five years and three years, respectively. Leasehold improvements are amortized on a straight–line basis over the shorter of 10 years or the term of the lease.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight line method.

Income Taxes

The Company complies with SFAS 109, "*Accounting for Income Taxes,*" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts,

2. Significant Accounting Policies (continued)

Income Taxes (continued)

based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	In Active Markets for Identical Assets (Level 1)	**Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance As of December 31, 2008**
Assets				
Certificate of Deposits	$ 147,000			$ 147,000
U.S. Treasury Bonds	$ 229,976			$ 229,976
U.S. corporate bonds		$ 488,082		$ 488,082
Total	**$ 376,976**	**$ 488,082**		**$ 865,058**

All securities owned are pledged to the clearing brokers under terms which permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

4. Receivables from and Payables to Customers

Customer receivables represent amounts due for purchases of securities.

Customer payables represent free credit balances, funds deposited by customers and or funds accruing to customers as a result of trades or contracts.

The Company establishes allowances for any potential losses in customer accounts based upon an evaluation of the credit risk pertaining to that customer. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying financial statements. At December 31, 2008, the Company has determined that no allowance for losses is required.

5. Receivables from and Payables to Brokers, Dealers and Others

At December 31, 2008, amounts receivable from brokers, dealers and others consisted of receivables and security deposits held at the Company's clearing broker.

6. Fixed Assets

At December 31, 2008, fixed assets consisted of the following:

Leasehold improvements	$ 124,931
Computer and equipment	704,559
Furniture and fixtures	49,212
Total fixed assets	878,702
Less: Accumulated depreciation	(775,741)
Fixed assets, net of accumulated depreciation	$ 102,961

7. Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2008 consists of the following:

Current:	
Federal	$ -
State and local	23,633
	23,633
Deferred:	
Federal	(263,149)
State and local	(153,615)
	(416,764)
Less: Valuation allowance	416,764
Total	$ 23,633

7. Income Taxes (continued)

The Company has deferred tax assets of $7,554,343 that primarily relate to net operating losses ("NOL"). Due to an IRC Section 382 limitation that stems from the change in ownership, starting in 2005, the NOLs are limited to a cumulative $137,400 per year. These NOLs will expire by 2025.

Any NOLs generated after IRC Section 382 limitation (Post 2005) are not subject to limitation.

A valuation allowance has been established to offset the entire deferred tax asset as the Company believes it is not more likely than not that the deferred tax benefit will be realized. The Company's effective tax rate differs from the federal statutory rate mainly as a result of the effect of the valuation allowance and state and local taxes calculated on the company's capital base.

8. Commitments, Contingencies, and Other Off-Balance Sheet Risks

The Company leases office space from Mutual of America Life Insurance Company under a non-cancelable lease extending through November 2011. At December 31, 2008, the Company's future minimum commitments under this lease agreement are approximately as follows:

2009	$ 1,100,000
2010	1,100,000
2011	917,000
	$ 3,117,000

The Company exited space leased from Mutual of America Life Insurance Company on December 6, 2005 and moved its operations to a lower cost location. As a result of this decision, in 2005 the Company incurred a loss of approximately $1,218,000 which represented the present value of its contractual future lease payments related to the building from which it moved, reduced by expected sublease income (see below). This amount was calculated in accordance with Financial Accounting Standards Board Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146")."

8. Commitments, Contingencies, and other Off-Balance Sheet Risks (continued)

On December 6, 2005 the Company entered into a sublease agreement for the above mentioned space with an unrelated party. (the subtenant). At December 31, 2008, the subtenant's future minimum lease payments to the Company are as follows:

2009	$	994,000
2010		994,000
2011		911,000
	$	2,899,000

At December 31, 2008, the remaining unamortized balance of the FAS 146 accrual was approximately $514,000 and is included in accrued expenses on the statement of financial condition. The related accretion totaled approximately $26,000 for the year and is included in occupancy and equipment on the statement of operations. The net 2008 occupancy expense related to the aforementioned office space is approximately $19,000.

On December 6, 2005, the Company entered into an agreement with Mizuho Securities USA Inc. in which the lease of Mizuho Securities USA Inc, dated April 25, 2002 with Madison 45 LLC, was fully assigned to the Company for its new office location. The lease extends through April 2012. As part of the agreement with Mizuho Securities USA Inc. a "Pre Step-up Monthly Fixed Rent Shortfall Amount" of $5,780 will be paid through April, 2009 at which point a "Post Step-up Monthly Fixed Rent Shortfall Amount" of $7,225 will be paid through the remainder of the lease term. At December 31, 2008, the Company's future minimum commitments under the lease agreement are approximately as follows:

2009	$	585,000
2010		590,000
2011		590,000
2012		197,000
	$	1,962,000

8. Commitments, Contingencies, and other Off-Balance Sheet Risks (continued)

The minimum commitments by the Company under the lease agreement will be reduced by the fixed "shortfall amount" obligations of Mizuho Securities USA Inc., and any operating expense shortfall as per the agreement with the Company, for the term of the contract by the following minimum amounts:

2009	$	81,000
2010		87,000
2011		87,000
2012		36,000
	$	291,000

In 2008 the Company recognized approximately $94,000 in sublease fees from Mizuho Securities USA Inc.

On March 31, 2006 the Company entered into a three year sublease with Financial Partners Capital Management for space at the Company's current location. The ongoing agreement calls for a monthly payment of $7,554 plus 18% of common expenses. In 2008, the Company recognized approximately $103,000 in sublease fees from Financial Partners Capital Management. At December 31, 2008, the subtenant's future minimum lease payments to the Company is approximately $23,000 through 2009.

The net 2008 occupancy expense related to the office space above is approximately $454,000 and is included on occupancy and equipment on the statement of operations.

The Company and Banque Safdie have an "Office Service Agreement" to pay the Company a quarterly fee in conjunction with a sub-lease agreement that the Company has with Akro Consulting in Florida. The Company is not required to make any future minimum lease payments in conjunction with the sub-lease. For the year ended December 31, 2008, the Company has incurred approximately $50,000 in occupancy expense related to this office space.

The Company may be involved in litigation and regulatory matters arising in the normal course of business. At December 31, 2008, the Company has an arbitration pending involving a former employee. At year end the Company could not determine what the possible outcome would be. The arbitration will be resolved by an arbiter assigned by the Company's regulatory body. The legal representation for the Company has indicated that, in their opinion, the pending arbitration is meritless and without basis in law or fact.

8. Commitments, Contingencies, and other Off-Balance Sheet Risks (continued)

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing broker or counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2008 were settled without adverse effect on the Company's financial position.

The Company maintains a cash balance at a financial institution, which periodically exceeds the Federal Deposit Insurance Corporation coverage of $250,000 through December 31, 2009. The Company has not experienced any loss and believes it is not subject to any significant credit risk.

The Company applies the provision of Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers, without limit, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, the Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly no contingent liability is carried in the statement of financial condition for these arrangements.

9. Investment in Financial Partners Capital Management

On January 2, 2007, the Company entered into a Securities Purchase Agreement ("SPA") by and among the Company, an FPCM Class A Manager (the "Manager"), and Financial Partners Capital Management, LLC ("FPCM"), an SEC registered investment advisor located in New York, NY, to purchase 2,499 Class B shares of FPCM which represents a 24.99% ownership percentage for total consideration of $1,100,000. The Company's ownership percentage entitles it to 24.99% of shareholder income which is defined as net income less a provision for a management incentive (30% of net revenues) and less management salaries and contractual incentives as described in the SPA.

9. Investment in Financial Partners Capital Management (continued)

As defined in the SPA, the Company has the right 90 days after the third anniversary of the closing date of the SPA to (1) purchase 3,000 Class A shares of FPCM from the Manager at which point the 2,499 Class B shares initially purchased by the Company will be converted into Class A shares of FPCM and the remaining Class A shareholders will be converted into Class B shares; (2) the Company can sell all 2,499 Class B shares back to the Manager at the price defined in the Unit Holders Agreement; (3) the Company has the right to do nothing and keep the 2,499 Class B shares. If the Company chooses this option, the Manager has the right to buy back the Class B shares as specified in the Unit Holders Agreement.

Included in the $1,100,000 of consideration is $1,098,781 of goodwill. Goodwill is reviewed for possible impairment at least annually, consistent with valuation methodologies prescribed under APB 18. Goodwill is considered impaired if the carrying amount of goodwill exceeds the implied fair value of goodwill. Fair value of the investee is based on considerations of projected cash flows, and assets under management. Based on the results of this impairment assessment, there was no impairment recognized during the year ended December 31, 2008.

The Company's investment in FPCM is accounted for under the equity method of accounting prescribed by APB 18. Under this method, the Company's initial investment in FPCM is recorded at cost and adjusted by the Company's share of the contributions, distributions and undistributed earnings or losses of the affiliate.

The following summary financial data for FPCM as of and for the year ended December 31, 2008, was derived from the audited financial statements of FPCM.

Current assets	$	266,660
Non-current assets		5,611
Current liabilities		160,244
Non-current liabilities		-
Members' equity		112,027
Net revenues		2,073,576
Net income	$	264,520

For the year ended December 31, 2008 the Company recorded income of $61,259 for its 24.99% share of the investment in FPCM and is included in equity in earnings of investee on the statement of operations. Of the $61,259, $41,957 represents a receivable from FPCM as of December 31, 2008.

10. Related-Party Transactions

In the normal course of business, the Company provides execution services through a DVP/RVP account that Banque Safdié maintains with the Company. During the year ended December 31, 2008, the Company earned $180,687 in commissions and $798,067 from principal transactions with Banque Safdié. This income is recorded in commissions and principal transactions, respectively, on the statement of operations.

During the year, the Company received $287,395 in fees through Banque Safdié and affiliates for distribution of mutual funds. These amounts are recorded in mutual fund distribution fees on the statement of operations. At December 31, 2008, the Company has a related receivable from Banque Safdié and affiliates for $20,292 which is included in accounts receivable on the statement of financial condition.

In accordance with its "Cooperation Agreements" with Banque Safdie and Multi Finance S.A., the Company receives fees for providing certain investment advisory services. For the year ended December 31, 2008, the Company earned fees of $640,945 in conjunction with these agreements. These amounts are included in management fees and other on the statement of operations. At December 31, 2008, the Company has a corresponding receivable for unpaid fees totaling $139,148, which is included in accounts receivable on the statement of financial condition.

11. Net Capital and other Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires that the Company maintain minimum net capital of $250,000 and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1, as defined. At December 31, 2008, the Company had net capital of approximately $2,789,000, which exceeded its minimum requirement of $250,000 by approximately $2,539,000. Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital. At December 31, 2008, the Company was in compliance with all such requirements.

The Company has entered into a proprietary account of introducing broker-dealer (PAIB) agreement with National Financial Services LLC. The agreement allows the Company to consider assets held in its proprietary accounts as allowable assets for purposes of SEC rule 15c3-1.

11. Net Capital and other Requirements (continued)

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2008, the Company had no reserve requirement and a total of $625,549 on deposit in the Company's Special Reserve Bank Account.

12. Employee Benefit Plans

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 3% of the contributions made by the participant to the Plan, not to exceed 4% of the employee's compensation, capped at the personal contribution limit of the employee's compensation, up to their eligible limits. The Company made contributions that total $53,375 for the year ended December 31, 2008. This amount is reflected in compensation and benefits expense on the statement of operations.